Mail Stop 4561
									March 10, 2006

Mr. Michael A. Richard
Chief Financial Officer and Principal Accounting Officer
VillageEDOCS
14471 Chambers Road
Suite 105
Tustin, CA   92780

      Re:	VillageEDOCS
		Form 10-KSB/A for Fiscal Year ended December 31, 2004 Forms 10-QSB for Fiscal Quarters Ended March 31, 2005,
June 30, 2005, and September 30, 2005
      File No. 000-31395


Dear Mr. Richard:

      We have reviewed your response letter dated February 22,
2006
and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-KSB for the year ended December 31, 2004

Note 7 - Convertible Notes Payable to Related Parties

1. We have read and reviewed your response to comment one. You note that Mr. and Mrs. Williams have expressed their intention, as majority stockholders, to continue to consent and approve increases in your company`s authorized number of shares; for this reason, you do not believe that the classification of certain conversion features of your debt as liabilities is appropriate under EITF No. 00-19. However, since the company cannot control its shareholders and the Williams` do not have any legal obligation to continue to authorize more shares, we still believe that the conversion features embedded within these debt instruments should be treated separately as derivative liabilities since EITF 00-19 has no probability notion. Although Mr. and Mrs. Williams have expressed their intention to facilitate necessary changes to VillageEDOCS` capital structure in order to facilitate capital formation and improvement in the company`s financial position, the shareholders are ultimately in control and may not always act in the best interest of the company.
Furthermore, while the Wiliams` are currently your majority shareholder, the Williams` could choose to sell a portion of their interest in the future and therefore no longer be able to unilaterally vote to increase the amount of authorized and unissued shares available. For the above reasons, we continue to believe that
VillageEDOCS should bifurcate the conversion options embedded in the convertible debt hosts and account for them as derivative liabilities pursuant to SFAS 133 and paragraph 20 of EITF 00-19.
Furthermore,
we note that you would also be unable to conclude that you have sufficient authorized and unissued shares to settle any of your commitments within the scope of EITF 00-19 since you have an instrument that is convertible into a potentially unlimited number of shares. In this regard, we believe that all of these instruments would also be required to be accounted for as derivative liabilities, pursuant to paragraph 24 of EITF 00-19. Please advise. If you continue to disagree with our conclusion, you may provide a copy of the written "reaffirmation" of the Williams` intentions as noted in your response letter for further consideration. We note that we will likely be unable to conclude that this "reaffirmation" is sufficient evidence to conclude that the company will always have sufficient authorized and unissued shares, particularly since it is unclear whether this letter would be legally binding.








2. We note that the convertible notes issued to Mr. and Mrs. Williams on February 17, 2004 were convertible into shares of your company`s common stock at a conversion price equal to 85% of the average of your company`s common stock closing bid price on the OTCBB, NASDAQ, or other established securities exchange or market for the ten consecutive trading days prior to the date the Williams` deliver written notice of their conversion election to your company. In this regard, the value of the shares due to the Williams` upon conversion is fixed at $2,000,000 which is equal to 117.65% of the face value of the notes, $1,700,000. It appears that the debt instrument contains an embedded put option. Please tell us what consideration you gave to SFAS 133 Implementation Issue B16 and paragraphs 12 and 13 of SFAS
133 when determining the proper accounting treatment for this feature in your convertible debt instrument.

3. We note your response to comment three and have reviewed the forms that you referenced; however, the convertible notes disclosed in your footnotes have different conversion features than the ones included in those forms. Please provide us with the agreements that match the terms of the convertible notes disclosed in your footnotes.


Forms 10-QSB for the periods ended June 30, 2005 and September 30,
2005

Note 7 - Stockholders` Equity

Common Stock

4. We note your response to comment 4, however we believe that the fair value of the warrants and the other compensation issued to your employees in connection with the acquisition of TBS and Phoenix
Forms, Inc. should have been expensed when incurred.    Paragraph
A8
of SFAS 141 specifically requires that internal costs associated with a business combination be expensed as incurred. Please restate your
2004 and 2005 financial statements to properly account for these fees.


5. You noted in your response dated January 20, 2006 that you agreed that the more appropriate accounting treatment of the shares issued as finder`s fees in connection with the induced conversions of certain notes is to record such costs as expenses. You also noted that you would reflect the corrections in your Form 10-KSB for the year ended December 31, 2005. Since you will need to amend your 10-
QSBs for the finder`s fees and compensation noted above in comment four, please reflect these corrections properly in your amended 10-
QSBs, as well.



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3486 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



Daniel Gordon
Branch Chief



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Mr. Michael A. Richard
VillageEDOCS
March 10, 2006
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